FORM 10

                          PURSUANT TO SECTION 12(B) 1

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           INAMCO INTERNATIONAL CORP.
                           --------------------------
                (Exact Name of Registrant Specified in Charter)

          Delaware                                     72-1359595
          --------                                     ----------
(State or other Jurisdiction of          (I.R.S. Employer Identification Number)
 Incorporation or Organization)

             801 Montrose Avenue, South Plainfield, New Jersey 07080
             -------------------------------------------------------
              (Address of Principal Executive Offices) (Zip Code)

Registrant's Telephone Number, Including Area Code

Securities registered under Section 12(b) of the Exchange Act: Common Stock,
                                                               $.01 par value
                                                               (Title or Class)

Securities registered under Section 12(g) of the Exchange Act: None

ITEM 1. BUSINESS.

GENERAL

      Inamco International Corp. ("Inamco" or the "Company" or the "Registrant") is a developmental stage company which develops, manufactures and markets medical diagnostic test kits for health assessment and for research purposes. We also develop, manufacture and market generic pharmaceuticals, and medical supplies and medical uniforms for laboratories and hospitals. We generally focus on markets which we believe offer significant growth potential. In addition to the internal development of products, we seek to enter growth markets via the acquisition of synergistic companies, products and assets. We intend to capitalize on recent health industry and regulatory concerns regarding the quality control of pharmaceuticals and diagnostic test kits by domestically manufacturing FDA-compliant products. We additionally intend to capitalize on recent health industry and regulatory concerns regarding rapidly increasing health care costs by manufacturing products for sale at low prices.

      Our most recent acquisition was Shoetech, USA, a retail shoe business located in Queens, New York, in February 2000. We believe that this acquisition is complimented by the joint venture agreement executed in February 2000 between us and Hebron Leather Manufacturing and Exports, Ltd. of India ("Hebron Leather"). Hebron Leather manufactures a line of men's and women's shoes. The joint venture agreement provides us with the exclusive worldwide marketing rights for all of Hebron Leather's products, including those products currently manufactured by Hebron Leather and those products which are yet to be developed. Through this agreement, we intend to offer a high quality line of medical shoes for domestic and international distribution. Management believes that the distribution of medical shoes pursuant to our acquisition of Shoetech, USA will provide us with revenue during our internal development of our product lines.

      In February 2000, we changed our name from "Omni Assets, Inc." to "Inamco International Corp.," and changed our listing symbol from "OMNA" to "IICO," following our purchase of the Inamco International Corp. name in January 2000.

      In January 2000, we acquired the equipment assets of Inamco International Corp., including, but not limited to, stainless steel vats, medical measuring instruments, medical product inventory and an assortment of tools and equipment that are needed to test, measure and produce generic drugs and diagnostic test kits. In addition, we purchased the Inamco International Corp. name.

      Unless otherwise indicated, the terms, "the Company," "we," "our" and "us" as used in this Prospectus includes the Company and its predecessor entity, Omni Assets, Inc.

      Our  principal   offices  are  located  at  801  Montrose  Avenue,   South
Plainfield, New Jersey 07080, and our telephone number is (908) 222-9176.

INDUSTRY OVERVIEW

         The health care market continues to undergo change, led primarily by market forces that are demanding greater efficiencies and reduced costs. Government proposed health care mandates in the

United States have not occurred and it is unclear whether, and to what extent, any future government mandate will affect the domestic health care market. Industry-led changes are expected to continue irrespective of any governmental efforts toward health care reform. The scope and timing of any further government-sponsored proposals for health care reform are presently unclear.

      The primary trend in the industry is toward cost containment. In 1998, national health expenditures topped $1.1 trillion, up 5.6 percent from 1997. National health expenditures are projected to total $2.2 trillion and reach 16.2 percent of the Gross Domestic Product (GDP) by 2008, after stabilizing within a 13.5-13.7 percent band for the period from 1993 through 1998. Growth in health spending is projected to average 1.8 percentage points above the growth rate of the GDP for 1998-2008. Factors contributing to the projected acceleration in growth from the 1993 - 1998 period include an upturn in the private health insurance underwriting cycle, slower growth in managed care enrollment, a movement towards less restrictive forms of managed care, and a continued trend towards increased state and federal regulation of health plans.

      Due to the increasing need for cost containment, payors and managed care organizations have been able to exercise greater influence through managed treatment and hospitalization patterns, including a shift from reimbursement on a retrospective basis to prospective limits for patient treatment. Hospitals have been severely impacted by the resulting cost restraints and are competing for business and becoming more sophisticated in management and marketing. The increased use of managed care, centralized purchasing decisions, consolidations among hospitals and hospital groups, and integration of health care providers, are all factors contributing to purchasing patterns in the health care system.

      Sales of generic pharmaceuticals, in particular, have increased in recent years. We have identified four reasons for this trend: (i) laws permitting and/or requiring pharmacists to substitute generics for brand-name drugs; (ii) pressure from managed care and third party payors to encourage health care providers and consumers to contain costs; (iii) increased acceptance of generic drugs by physicians, pharmacists, and consumers; and (iv) an increase in the number of formerly patented drugs which have become available to off-patent competition.

SALES AND DISTRIBUTION

     We intend to sell our U.S. pharmaceutical products to pharmaceutical wholesalers, distributors, mass merchandising and retail chains, and, to a lesser extent, grocery stores, hospitals and managed care providers. In response to the general trend of consolidation among pharmaceutical customers and greater amount of products sold through wholesalers, we are placing an increased emphasis on marketing our products directly to managed care organizations, purchasing groups, mass merchandisers and chain drug stores to gain market share and enhance margins.

      Our web site, at www.inamco.com, provides customers with online ordering capabilities through which customers may review product listings and make online payments for orders. We also take orders through its toll-free telephone service.

      Our Products

      We intend to develop six major product groups: 1) diagnostic test kits; 2) chemistry and immunoassay reagents; 3) disposable hospital and laboratory products; 4) hospital and laboratory uniforms and shoes; 5) over-the-counter ("OTC") pharmaceuticals and nutritional supplements; and 6) generic prescription pharmaceuticals.

  Our Strategy

     We intend to fill potential markets made available by the shut down of many generic pharmaceutical manufacturing plants worldwide. We intend to develop significant contacts through our offices, agents, and employees. An important element of our long term strategy is to pursue acquisitions that in general will broaden global reach and/or augment our product portfolios. In this regard we are currently evaluating and, in some instances actively considering, several possible acquisition candidates. There can be no assurance that such activities will result in the consummation of any transaction

      Scientific development is important to each of our business segments. Our research, product development and technical activities in the pharmaceuticals and diagnostics test kits industry within the U.S. concentrate on the development of generic equivalents of established branded products as well as discover creative uses of existing drugs for new treatments. Our research, product development and technical activities also focus on developing proprietary drug delivery systems, patent circumvention development (in the U.S.) and on improving existing delivery systems, fermentation technology and packaging and manufacturing techniques. In addition to manufacturing, we intend to provide technical services to other companies and we will attempt to develop products as joint ventures wherever possible. In view of the substantial funds which are generally required to develop new chemical drug entities, we do not anticipate undertaking such activities.

COMPETITION

      There is intense competition in the markets in which we engage in business. There are many companies, both public and private, engaged in diagnostics-related research and development, including a number of well-known pharmaceutical and chemical companies. Competition is based primarily on product reliability, customer service and price. Many of these companies have substantially greater capital resources and have marketing and business organizations of substantially greater size than we do. Many companies have been working on immunodiagnostic reagents and products, including some products believed to be similar to those currently marketed or under development by us, for a longer period of time than we have. We believe that our primary competitors in the diagnostics market and hospital/laboratory supplies include Abbott Laboratories, Sigma Diagnostics, Trace-America, Inc., Meridian
Diagnostics, Inc., INOVA, Sanofi Diagnostics Pasteur, Inc., Diamedix Corporation, IDEXX and Abaxis, Inc. We believe that our primary competitors in the generic pharmaceuticals market include Alpharma, Inc., Barr Laboratories, Inc., and Geneva Pharmaceuticals, Inc. We believe that these major companies will continue their efforts to develop and market competitive devices, causing competition to intensify.

PRODUCT LIABILITY

      The testing, marketing and sale of clinical diagnostic products, OTC pharmaceuticals, and generic pharmaceuticals entail an inherent risk of allegations of product liability, and there can be no assurance that product liability claims will not be asserted against us. We may incur product liability due to product failure or improper use of products by the user. Inaccurate detection may result in the failure to administer necessary therapeutic drugs or administration of unnecessary and potentially toxic drugs. Even with proper use of a product, there may be specific instances in which the results obtained from our test kits could lead a physician to incorrectly predict the appropriate therapy for a particular patient. We intend to obtain product liability insurance which, based on our experience and industry practice, we believe to be adequate for our present operations. No assurance can be given that the amount of our insurance, once obtained, will be sufficient to fully insure against claims which may be made against us.

GOVERNMENT REGULATION

      The testing, manufacture, distribution and sale of our products are subject to regulation by numerous governmental authorities, principally the Food and Drug Administration ("FDA") and corresponding state and foreign regulatory agencies.

Diagnostic Test Kits

      Our manufacturing, distribution, and marketing of diagnostic test kits are subject to a number of both domestic and international regulatory controls. In the United States, our production and marketing activities are subject to regulation by the United States Food and Drug Administration, under the authority of the Federal Food Drug, and Cosmetic Act, as amended by the Medical Device Amendments Act of 1976, The Safe Medical Devices Act of 1990, and The Medical Device Amendments of 1992 and the FDA Modernization Act of 1997.

      These regulations require that we must formally notify the FDA of our intentions to market in vitro diagnostic devices through a regulatory submissions process, either the 510(k) process or the Premarket Approval("PMA") process. When a 510(k) process is used we are required to demonstrate that the product is "substantially equivalent" to another product in commercial distribution. We can not proceed with sales of our diagnostic products in the United States until we receive clearance from the FDA. Currently, the majority of products that are reviewed by the 510(k) process are cleared within 90 days. In certain cases we must follow the PMA process which involves a lengthier and more burdensome process.

      We are required to register with the FDA as a device manufacturer and list our devices. As such, the we are subject to inspection on a routine basis for compliance with the FDA's Quality System Regulations. These regulations require that we manufacture our products and maintain our documents in a prescribed manner with respect to manufacturing, testing, control, and distribution activities. In addition, we are required to comply with various FDA requirements for labeling, pursuant to the Medical Device Reporting Act regulations. Finally, the FDA prohibits an approved device from being marketed for unapproved applications. We believe we are in conformity with all such regulations.

      Manufacturers of medical devices for marketing in the United States are required to adhere to applicable regulations setting forth detailed current Good Manufacturing Practices ("cGMP") requirements, which include testing, control and documentation requirements. Manufacturers must also comply with Medical Device Reporting ("MDR") requirements that a manufacturer report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and would be likely to cause or contribute to a death or serious injury upon recurrence. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses. We are subject to routine inspection by the FDA and certain state agencies for compliance with cGMP requirements, MDR requirements and other applicable regulations. The FDA has recently finalized changes to the cGMP requirements, including the addition of design controls, that will likely increase the cost of compliance. We cannot assure you that we will not incur significant costs to comply with laws and regulations in the future or that such laws and regulations will not have a material adverse effect upon our business, financial condition and results of operation. The use of our products is also affected by the Clinical Laboratory Improvement Amendments of 1988 ("CLIA") and related federal and state regulations which provide for regulation of laboratory testing. The scope of these regulations includes quality control, proficiency testing, personnel standards and federal inspections. CLIA categorizes tests as "waived," "moderately complex" or "highly complex," on the basis of specific criteria. There can be no assurance that any future amendment of CLIA or the promulgation of additional regulations impacting laboratory testing would not have a material adverse effect on our ability to market our products or on our business, financial condition and results of operations.

Generic Pharmaceuticals

      Generic pharmaceuticals are the chemical and therapeutic equivalents of brand-name drugs. Although typically less expensive, they are required to meet the same governmental standards as brand-name drugs and most must receive approval from the appropriate regulatory authority prior to manufacture and sale. A manufacturer cannot produce or market a generic pharmaceutical until all relevant patents (and any additional government-mandated market exclusivity periods) covering the original brand-name product have expired.

      In the U.S., the FDA regulatory procedure applicable to our generic pharmaceutical products depends on whether the branded drug is: (1) the subject of an approved New Drug Application("NDA") which has been reviewed for both safety and effectiveness; (2) marketed under an NDA approved for safety only;
(3) marketed without an NDA; or (4) marketed pursuant to over-the-counter monograph regulations. If the drug to be offered as a generic version of a branded product is the subject of an NDA approved for both safety and effectiveness, the generic product must be the subject of an Abbreviated New Drug

Application ("ANDA") and be approved by the FDA prior to marketing. Drug products which are generic copies of the other types of branded products may be marketed in accordance with either an FDA enforcement policy or the over-the-counter drug review monograph process and currently are not subject to ANDA filings and approval prior to market introduction. While management believes that all of our current pharmaceutical products are legally marketed under the applicable FDA procedure, our marketing authority is subject to revocation by the agency. All applications for regulatory approval of generic drug products subject to ANDA requirements must contain data relating to product formulation, raw material suppliers, stability, manufacturing, packaging, labeling and quality control. Those subject to an ANDA under the Drug Price Competition and Patent Term Restoration Act of 1984 (the "Waxman- Hatch Act") also must contain bioequivalency data. Each product approval limits manufacturing to a specifically identified site. Supplemental filings for approval to transfer products from one manufacturing site to another also require review and approval.

     The Generic Drug Enforcement Act of 1992, which amended the FDC Act, gives the FDA six ways to penalize anyone that engages in wrongdoing in connection with the development or submission of an ANDA. The FDA can (1)permanently or temporarily prohibit alleged wrongdoers from submitting or assisting in the submission of an ANDA; (2) temporarily deny approval of, or suspend applications to market, particular generic drugs; (3) suspend the distribution of all drugs approved or developed pursuant to an invalid ANDA; (4) withdraw approval of an ANDA; (5) seek civil penalties against the alleged wrongdoer, and (6) significantly delay the approval of any pending ANDA from the same party. We have never been the subject of an enforcement action under this or any similar statute, but there can be no assurance that restrictions or fines will not be imposed on us in the future.

      INTELLECTUAL PROPERTY

      We intend to apply for trademark protection wherever suitable for our product names. We do not maintain any patents. We believe that trademarks and other proprietary rights are important to our success and our competitive position. We intend to pursue registrations for all of the trademarks associated with our key products. We rely on common law trademark rights to protect our unregistered trademarks. Common law trademark rights do not provide us with the same level of protection as afforded by a United States federal registration of a trademark. In addition, common law trademark rights are limited to the geographic area in which the trademark is actually used. We intend to register certain of our trademarks in foreign jurisdictions where our products are sold or distributed. However, the protection available in such jurisdictions may not be as extensive as the protection available to us in the United States.

      A large number of individuals and commercial enterprises seek patent protection for technologies, products and processes in fields related to our area of product development. To the extent such efforts are successful, we may be required to obtain licenses in order to accomplish certain of our product strategies. There can be no assurance that such licenses will be available to us or available on acceptable terms. Certain filed patents issued to developers of diagnostic products may have potential applicability to our diagnostic technology. There can be no assurance that we would prevail if a patent infringement claim were to be asserted against us.

ITEM 2. FINANCIAL INFORMATION. SELECTED FINANCIAL DATA

      See Item 15. "Financial Statements and Exhibits" for the historical financial statements of, and other financial information regarding, the Company.

ITEM 3. PROPERTIES. FACILITIES AND EQUIPMENT

      We entered into a ten-year lease with Advanced Diagnostics, Inc., a Delaware corporation, in February 2000 for our principal executive offices in South Plainfield, New Jersey, at a total annual rental expense of $132,000. Our lease provides for the option to purchase the leased premises at anytime during the term of the lease for a purchase price equal to 8,326,403 shares of our common stock. Varges George, our Chief Executive Officer, is the sole director and shareholder of Advanced Diagnostics, Inc. We believe that the terms of the lease are at least as favorable as those that could have been obtained from an unrelated third party.

      We do not lease any office space other than our executive offices in South Plainfield, New Jersey.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of May 18, 2000 by (i) each executive officer of the Company, (ii) each director of the Company, (iii) certain key employees, (iv) all directors, executive officers and key employees of the Company as a group, and (v) each person known by the Company to be the beneficial owner of more than five percent of the Common Stock.


Name of Beneficial Owner       Amount Beneficially Owned     Percent Beneficially Owned
------------------------       -------------------------     --------------------------
Varges George                       13,947,487(1)                       50.5%

---------                          ------------                         -----
All present officers
and directors as a group

         (1 person)                 13,947,487                          50.5%

----------
      (1) Includes 12,947,487 shares of common stock held by Inamco Services Corp., for which Mr. George is the sole shareholder and director.

      Does not include 8,326,403 shares of common stock currently being held in escrow pursuant to the Company's Lease Agreement, dated as of February 1, 2000, between the Company and Advanced Diagnostics, Inc. The Lease Agreement provides that the Company shall have the option to purchase the leased premises at any time during the term of the lease for a total purchase price equal to 8,326,403 shares of common stock of the Company. Mr. George is the sole shareholder and director of Advanced Diagnostics, Inc.


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

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

The officers, directors and significant employees of Inamco International Corp. are as follows:

Name                   Age     Position
----                   ---     --------
Varges George           43     Chief Executive Officer, President, and Director

Dr. Padam C. Bansal     52     Vice President & Director, Pharmaceuticals

Dr. Dharam Couhan       58     Executive Director, Diagnostics

VARGES GEORGE

      Varges George has been President, Chief Executive Officer and a Director of the Company since February 2000. From 1987 to February 2000, Mr. George served as President and Chief Executive Officer of Inamco Services Corp. (f/k/a Inamco International Corporation). Mr. George received a Master of Business Administration degree from the Siddarth Institute of Industry and Administration of Bombay, India in 1981.

DR. PADAM C. BANSAL

      Dr. Bansal has served as Vice President & Director, Pharmaceuticals since February, 2000. From July 1995 to February 2000, Dr. Bansal served in various capacities for Inamco Services Corp. (f/k/a Inamco International Corporation). From 1989 to the present, Dr. Bansal has served as the President of American Remedies, Inc., a private organization.

DR. DHARAM CHOUHAN

      Dr. Chouhan has served as Executive Director, Diagnostics, for the Company since April 2000. From 1990 toApril 2000, Dr. Chouhan served as President of Chemipharma Associates, Inc. From 1971 -1990, Dr. Chouhan served in various capacities at Ortho Diagnostic Systems, Division of Johnson & Johnson, India. Dr. Chouhan received a PhD in 1970 from Bombay University, and a M..S. in Chemistry from Madras University in 1963.


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

ITEM 6. EXECUTIVE COMPENSATION SUMMARY OF CASH AND OTHER COMPENSATION

SUMMARY COMPENSATION TABLE The following table sets forth all compensation earned by our Chief Executive Officer (the named executive officer) for services rendered to us for the last three completed fiscal years.

Name              Fiscal Year      Cash Compensation        Stock Compensation
----              -----------      -----------------        ------------------

Varges George        1999                  -                        -
                     1998                  -                        -
                     1997                  -                        -

DIRECTORS' COMPENSATION

      We do not pay our director for attendance at each meeting of our directors. However, directors may be reimbursed for certain expenses in connection with attendance at board and committee meetings.

EMPLOYMENT AGREEMENTS

      In February 2000, we entered into an Employment Agreement with Varges George, our President, Chief Executive Officer and Director, for a term of one year. In consideration for Mr. George's services under the Employment Agreement, the Employment Agreement provides for the issuance of 1,000,000 shares of common stock to Mr. George upon the execution of the Employment Agreement.

CONSULTING AGREEMENTS

      In February 2000, we entered into a Consulting Agreement with Royal Capital Corp., for a term of two years. The Consulting Agreement provides that Royal Capital shall provide corporate development services to the Company. The Consulting Agreement further provides for the issuance of 1,000,000 shares of common stock upon execution of the Consulting Agreement.

      In February 2000, we entered into a Consulting Agreement with Isidor D. Friedenberg, for a term of two years. The Consulting Agreement provides that Mr. Friedenberg shall provide corporate development services to the Company. The Consulting Agreement further provides for the issuance of 300,000 shares of common stock to Mr. Friedenberg upon execution of the Consulting Agreement.


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

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      None.

ITEM 8. LEGAL PROCEEDINGS.

      We are not a party to any legal proceedings. Like other manufacturers, distributors and retailers of products that are ingested, we face an inherent risk of exposure to product liability claims in the event that, among other things, the use of our products results in an injury. We intend to obtain product liability coverage and general commercial liability coverage. There can be no assurance that such insurance will continue to be available at a reasonable cost, or if available, will be adequate to cover liabilities.

ITEM 9. MARKET PRICE OF, AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

      Our Common Stock is traded on the pink sheets under the symbol IICO. There is no closing bid information available for our Common Stock during the year ended December 31, 2000.

      Such quotations reflect inter-dealer bids, without retail mark-up, mark-down or commissions, and may not reflect actual transactions. As of May 17, 2000, the Common Stock was last traded at $0.88. As of May 5, 2000 there were 92 holders of record of our Common Stock. We have not declared or paid any cash dividends on our Common Stock and we do not intend to declare or pay any cash dividend in the foreseeable future. The payment of dividends, if any, is within the discretion of the Board of Directors and will depend on our earnings, if any, its capital requirements, and financial condition and such other factors as the Board of Directors may consider.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

      On March 16, 2000, a total of 14,386,097 shares of common stock were issued to Inamco Services Corp. in exchange for equipment assets and our purchase of the "Inamco International Corp." name. The equipment assets including, but not limited to, stainless steel vats, medical measuring instrument and medical product inventory. See "Item 1 - Business"

     On March 16, 2000, a total of 1,000,000 shares of common stock were issued Royal Capital Corp. for services rendered to the Company. See "Item 6 - Consulting Agreements."

      On March 16, 2000, a total of 1,000,000 shares of common stock were issued to Varges George for services rendered to the Company. See "Item 6 - Employment Agreements."

      On March 16, 2000, a total of 300,000 shares of common stock were issued to Isidor D. Friedenberg for services rendered to the Company. See "Item 6 - Consulting Agreements."

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED. Our authorized capital stock consists of 50,000,000 shares of Common Stock, par value $0.001 per share (the "Common Stock"). As of May 5, 2000, there were issued and outstanding 27,600,000 shares of Common Stock

      COMMON STOCK The holders of Common Stock are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, the holders of a majority of the stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to the preferences that may be applicable to any then outstanding Preferred Stock, the holders of Common Stock will be entitled to receive such dividends, if any, as may be declared by the Board from time to time out of legally available funds. Upon the liquidation, dissolution, or winding up of the Company, the holders of Common Stock will be entitled to share ratably in all assets of the Company that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of holders of any preferred stock then outstanding. The holders of Common Stock have no preemptive, subscription, redemption, or conversion rights.

TRANSFER AGENT AND REGISTRAR The transfer agent and registrar for the Common Stock is the InterWest Stock Transfer & Trust Company, Salt Lake City, Utah.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The By-laws provide that directors and officers shall be, and at the discretion of the Board of Directors, non-officer employees may be, indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the company and further permits the advancing of expenses incurred in defending claims. This provision does not alter a director's liability under the Federal securities laws. In addition, this provision does not affect the availability of equitable remedies, such as an injunction or recission, for breach of fiduciary duty.

ITEM 13. FINANCIAL  STATEMENTS AND SUPPLEMENTARY DATA.

The Financial Statements required by this Item 13 are set forth in Item 15. No supplementary financial information is required.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

      In December 1999, our predecessor auditor, A.E. Bell, P.A., was replaced and Sobel & Co., LLC was engaged as our independent certified public accountant. The change in accountants was approved by the Board of Directors. Prior reports of the predecessor auditors did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles except for a modification that describes substantial doubt surrounding our ability to continue as a going concern. During the two most recent fiscal years and the subsequent interim period, there have not been any disagreements with the predecessor auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

      (a) Independent Auditor's Report. Consolidated balance sheets as of December 31, 1999 and 1998. Independent Auditor's Report dated April 4, 2000.

      (b) Exhibits:

          Exhibit Number    Description
          --------------    -----------

                3.1         Certificate of Incorporation;

                3.2(i) Certificate of Amendment of the Certificate of Incorporation;

                3.2(ii) Second Certificate of Amendment of the Certificate of Incorporation;

                3.3         By-laws;

                4.1         Specimen Certificate of the Common Stock;(1)

               10.1         Employment Agreement, dated February __ 2000, by and
                            between  Inamco   International   Corp.  and  Varges
                            George;(1)

               10.2 Consulting Agreement, dated February __ 2000, by and between Inamco International Corp. and Royal Capital Corp;(1)

               10.3         Consulting Agreement, dated February __ 2000, by and
                            between  Inamco   International  Corp.  and  Isadore
                            Friedenberg;(1)

               10.4 Lease Agreement, dated February __ 2000, by and between Inamco International Corp. and Advanced Diagnostics, Inc.;(1)

               10.5 Asset Acquisition Agreement, dated January 31, 2000, by and between Inamco International Corporation and Omni Assets, Inc.(1)

               10.6 Acquisition Agreement, dated February __ 2000, by and between Inamco International Corp. and Shoetech USA;(1) and

               10.7 Joint Venture Agreement, dated February __ 2000, by and between Inamco International Corp. and Hebron Leather Manufacturing and Exports, Ltd.(1)

----------
(1) to be filed by amendment

      SIGNATURES Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

INAMCO INTERNATIONAL CORP.             Date: May 19, 2000

                                       INAMCO INTERNATIONAL CORP.

                                       By: /s/ Varges George
                                           -------------------------
                                           Varges George
                                           President and Chief Executive Officer

ITEM 15. FINANCIAL STATEMENTS

                               SOBEL & CO., L.L.C.

                          CERTIFIED PUBLIC ACCOUNTANTS

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors

Omni Assets, Inc.

South Plainfield, New Jersey

We have audited the accompanying balance sheet of Omni Assets, Inc. (a development stage company) as of December 31, 1999, and the related statements of operations, stockholders' deficiency and cash flows for the year ended December 31, 1999 and for the period from inception (January 17, 1983) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Omni Assets, Inc. (a development stage company) as of December 31, 1999 and the results of its operations and its cash flows for the year ended December 31, 1999 and for the period from inception (January 17, 1983) to December 31, 1999 in conformity with generally accepted accounting principles.

                                             /s/ Sobel & Co., L.L.C.

                                             Certified Public Accountants

                                                            April 4, 2000

OMNI ASSETS, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
DECEMBER 31, 1999
--------------------------------------------------------------------------------
    ASSETS
     CURRENT ASSETS:
       Cash                                                        $      -
    OTHER ASSETS:
       Deferred tax asset, net of
         valuation allowance                                              -
                                                                   --------
                                                                   $      -
                                                                   ========

  LIABILITIES AND STOCKHOLDERS' DEFICIENCY
    STOCKHOLDERS' DEFICIENCY:
       Common stock, no par value 50,000,000 shares
         authorized, 2,287,500 shares issued and
         outstanding                                               $ 13,500
       Additional paid-in capital                                        -
       Deficit accumulated during the development stage             (13,500)
                                                                   --------
                                                                   $      -
                                                                   ========

================================================================================
The accompanying notes are an integral part of these financial statements.

OMNI ASSETS, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
DECEMBER 31, 1999
--------------------------------------------------------------------------------
                                             Year Ended
                                              December     January 17, 1983
                                                 31,              to
                                                1999       December 31, 1999
                                             ----------    -----------------
  NET SALES                                   $    -       $      -

  COST OF GOODS SOLD                               -              -

  GROSS PROFIT                                     -              -

  COSTS AND EXPENSES:

    Professional services                          -         13,500
                                              ------      ---------

  NET LOSS BEFORE PROVISION FOR

    INCOME TAXES                                   -        (13,500)

  PROVISION FOR INCOME TAXES                       -              -
                                              ------       --------

  NET LOSS                                    $    -       $(13,500)
                                              ======       ========

================================================================================
The accompanying notes are an integral part of these financial statements.

OMNI ASSETS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS


-------------------------------------------------------------------------------------------
                                                                   Deficit
                                                                 Accumulated
                                                                 During the
                                                 Common          Development
                                                 Stock              Stage            Total
                                               --------------  -------------        --------

Issuance of shares of common stock
  during fiscal year 1983, for
  professional services rendered              $ 2,000          $      -              $  2,000

Net loss for fiscal year 1983                       -            (2,000)               (2,000)
                                              -------            ------               -------

Balance, December 31, 1983                      2,000            (2,000)                   -

Issuance of shares of common
  stock during the period ended
  December 31, 1997 for cash                   11,500                 -                11,500

Net loss for period ended
  December 31, 1997                                 -           (11,500)              (11,500)

Balance, December 31, 1997                     13,500           (13,500)                    -
Net Income (Loss) for Period Ended
  December 31, 1998                                 -                 -                     -
                                              -------          --------              --------

================================================================================
The accompanying notes are an integral part of these financial statements.

OMNI ASSETS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF STOCKHOLDERS' DEFICIENCY

Balance at December 31, 1998                13,500        (13,500)            -

Net Income (Loss) for Period Ended

  December 31, 1999                              -              -             -
                                           --------      --------      --------

Balance at December 31, 1999                $13,500      $(13,500)     $      -
                                           ========      ========      ========

================================================================================
The accompanying notes are an integral part of these financial statements.

                                               Year Ended     January 17, 1983
                                               December 31,         to
                                                  1999        December 31, 1999
                                               -----------    -----------------
CASH FLOWS PROVIDED BY

    (USED FOR):
  OPERATING ACTIVITIES:
    Continuing operations:
       Net loss                                  $    -        $(13,500)
       Noncash items included in
         net loss
           Stock issued for professional
             services rendered                        -           2,000
                                                 ------        --------

        Net Cash Used for
          Operating Activities                        -         (11,500)
                                                 ------        --------

  FINANCING ACTIVITIES:
    Proceeds from issuance of stock for
       cash                                           -          11,500
                                                 ------        --------

(DECREASE) INCREASE IN CASH                           -               -

CASH AND CASH EQUIVALENTS:
     Beginning of period                              -               -
                                                 ------        --------
     End of period                               $    -        $      -
                                                 ======        ========

================================================================================
The accompanying notes are an integral part of these financial statements.

OMNI ASSETS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


NOTE 1 - ORGANIZATION:

Omni Assets, Inc. (the Company), a Delaware Corporation, is currently in the development stage. At the time of its incorporation, the main purpose of the Company was to operate as a financial consultant to other companies by assisting them in management, mergers or acquisitions, and to arrange funding by either the private sectors or by IPO of securities. During 1999, the Company began negotiations to purchase the assets of Inamco International Corporation for shares of the Company's common stock.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:

The Company's policy is to prepare its financial statements on the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities, (2) disclosure of contingent assets and liabilities at the date of the financial statements, and (3) reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal Income Taxes:

The Financial Accounting Standards Board issued Statement No. 109, "Accounting for Income Taxes" (SFAS 109), which provides for the recognition of deferred tax assets, net of an applicable valuation allowance related to net operating loss carryforwards and certain temporary differences.

Cash and Cash Equivalents:

Cash equivalents are defined as all highly liquid investments with original maturities of three months or less.


--------------------------------------------------------------------------------
                                     -vii-                                     6

OMNI ASSETS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

NOTE 3  -  DEVELOPMENT STAGE COMPANY:

The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It has yet to commence full-scale operations. From inception through the date of these financial statements, the Company did not have any revenues or earnings. At the current time, the Company has no assets or liabilities.

The future success of the Company is dependent upon obtaining a viable and successful business opportunity. In addition, management is still seeking additional investment capital to support its entrance into a new business venture and to provide the capital needed to operate.


--------------------------------------------------------------------------------
                                     -viii-                                    6

OMNI ASSETS, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

NOTE 4 - INCOME TAXES:

At December 31, 1999, the Company had available net operating loss deductions of approximately $13,500. A valuation allowance of $13,500 has been recorded.

NOTE 5 - SUBSEQUENT EVENTS:

On January 31, 2000, the Company purchased the assets, including name, of Inamco International Corporation for 14,386,097 shares of the Company's common stock.

The assets consisted primarily of manufacturing equipment with an appraised fair market value of approximately $1,300,000 as of December 31, 1999.

The Company also entered into a lease for factory and office space in a facility located in South Plainfield, New Jersey. The Company has an option to purchase this 22,000 square foot newly remodeled and refitted manufacturing facility in exchange for shares of the Company's common stock.

In February 2000, the Company entered into an Employment Agreement with Varges George, the Company's President, Chief Executive Officer and Director, for a term of one year. In consideration for Mr. George's services under the Employment Agreement, the Employment Agreement provides for the issuance of 1,000,000 shares of common stock to Mr. George upon the execution of the Employment Agreement.

In February 2000, the Company entered into a Consulting Agreement with Royal Capital Corp., for a term of two years. The Consulting Agreement provides that Royal Capital shall provide corporate development services to the Company. The Consulting Agreement further provides for the issuance of 1,000,000 shares of common stock upon execution of the Consulting Agreement.

In February 2000, the Company entered into a Consulting Agreement with Isidor D. Friedenberg, for a term of two years. The Consulting Agreement provides that Mr. Friedenberg shall provide corporate development services to the Company. The Consulting Agreement further provides for the issuance of 300,000 shares of common stock to Mr. Friedenberg upon execution of the Consulting Agreement.


--------------------------------------------------------------------------------
                                      -ix-                                     6